Exhibit 99.2

Purple Biotech Ltd.

Condensed Consolidated

Unaudited Interim Financial Statements

As of June 30, 2025

Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Financial Position

		June 30,	December 31,
		2025	2024
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		4,736	7,401
Short term deposits		857	848
Other investments	5	326	275
Other current assets		394	384

Total current assets		6,313	8,908
Non-current assets
Right of use assets		88	164
Fixed assets, net		135	124
Intangible assets		27,842	27,842

Total non–current assets		28,065	28,130

Total assets		34,378	37,038

Liabilities
Lease liability - short term		103	183
Trade payable		669	1,455
Warrants	5	267	1,149
Other payables		1,150	1,200

Total current liabilities		2,189	3,987

Non-current liabilities
Post-employment benefit liabilities		140	140

Total non-current liabilities		140	140
Equity
Share capital, no par value		-	-
Share premium		149,823	147,631
Receipts on account of warrants		21,145	21,145
Capital reserve for share-based payments	6	7,366	8,875
Capital reserve from transactions with related parties		761	761
Capital reserve from transactions with non-controlling interest		(859)	(859)
Accumulated loss		(146,231)	(144,693)

Equity attributable to owners of the Company		32,005	32,860
Non-controlling interests		44	51

Total equity		32,049	32,911

Total liabilities and equity		34,378	37,038

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

	For the six months ended June 30,		For the three months ended June 30,
	2025	2024	2025	2024
	USD thousand	USD thousand	USD thousand	USD thousand

Research and development expenses	1,312	5,814	553	2,391
Sales, general and administrative expenses	1,329	1,840	683	865
Impairment loss	-	202	-	202

Operating loss	2,641	7,856	1,236	3,458

Finance income from financial instruments	(1,005)	(1,419)	(74)	(946)
Finance expense	15	41	-	24
Finance income	(106)	(282)	(73)	(121)

Finance expense (income), net	(1,096)	(1,660)	(147)	(1,043)

Loss for the period	1,545	6,196	1,089	2,415

Other Comprehensive Profit:
Items that will be transferred to profit or loss:
Loss (profit) on cash flow hedges	-	21	-	6

Total comprehensive loss for the period	1,545	6,217	1,089	2,421

Loss attributable to:
Owners of the Company	1,538	6,167	1,085	2,405
Non-controlling interests	7	29	4	10

	1,545	6,196	1,089	2,415

Total comprehensive loss attributable to
Owners of the Company	1,538	6,188	1,085	2,411
Non-controlling interests	7	29	4	10

	1,545	6,217	1,089	2,421

Loss per share information
Basic and diluted loss per Share – USD	0.003	0.023	0.002	0.009
Number of Shares used in calculation	536,905,219	267,722,200	547,243,964	275,320,200
Loss per ADS information (where 1 ADS represents 200 shares)
Basic and diluted loss per ADS – USD	0.57	4.6	0.40	1.80
Number of ADSs used in calculation	2,684,526	1,338,611	2,736,220	1,376,601

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

Consolidated Statements of Changes in Equity

	Share Capital	Share premium	Receipts on account of warrants	Capital reserve for share- based payments	Capital reserve from transactions with related parties	Capital reserve from transactions with Non- controlling interest	Accumulated loss	Total	Non- controlling interests	Total equity
Balance as of January 1, 2025	-	147,631	21,145	8,875	761	(859)	(144,693)	32,860	51	32,911
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs) on the NASDAQ, net of issuance costs	-	531	-		-	-	-	531	-	531
Share-based payments	-	1,661	-	(1,509)	-	-	-	152	-	152
Loss for the period	-	-		-	-	-	(1,538)	(1,538)	(7)	(1,545)
Balance as of June 30, 2025	-	149,823	21,145	7,366	761	(859)	(146,231)	32,005	44	32,049

The accompanying notes are an integral part of these consolidated financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Operations and Other Comprehensive Income

			Receipts on	Capital reserve For share		Capital reserve from transactions	Capital reserve from transactions with non-			Non-
	Share	Share	account of	based	Hedging	with related	controlling	Accumulated		controlling	Total
	capital	premium	warrants	payments	reserve	parties	interest	loss	Total	interests	equity
	USD thousand

Balance as of January 1, 2024 (audited)	-	133,184	28,467	10,088	19	761	(859)	(137,453)	34,207	90	34,297
Transactions with owners of the Company:
Issuance of American Depository Shares (ADSs), net of issuance costs	-	813	-	-	-	-	-	-	813	-	813
Share-based payments	-	1,600	-	(1,116)	-	-	-	-	484	-	484
Loss for the period	-	-	-	-	-	-	-	(6,167)	(6,167)	(29)	(6,196)

Other comprehensive loss for the period	-	-	-	-	(21)	-	-	-	(21)	-	(21)
Balance as of June 30, 2024	-	135,597	28,467	8,972	(2)	761	(859)	(143,620)	29,316	61	29,377

The accompanying notes are integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Condensed Consolidated Unaudited Interim Statements of Cash Flows

	For the six months ended June 30,
	2025	2024
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(1,545)	(6,196)
Adjustments:
Depreciation	92	97
Impairment loss	-	202
Finance expenses (income), net	(1,096)	(1,660)
Share-based payments	152	484

	(2,397)	(7,073)

Changes in assets and liabilities:
Changes in other investments and other current assets	(206)	(162)
Changes in trade payables	(821)	(490)
Changes in other payables	(98)	(1,333)
	(1,125)	(1,985)

Net cash used in operating activities	(3,522)	(9,058)

Cash flows from investing activities:
Proceed from other investments	290	187
Interest received	85	207
Decrease (increase) in short-term deposits	(9)	5
Acquisition of fixed assets	(2)	-

Net cash provided by investing activities	364	399

Cash flows from financing activities:
Proceeds from issuance ADSs	664	938
ADS issuance expenses paid	(80)	(125)
Repayment of lease liability	(92)	(91)
Interest paid	(23)	(21)

Net cash provided by financing activities	469	701

Net decrease in cash and cash equivalents	(2,689)	(7,958)
Cash and cash equivalents at the beginning of the period	7,401	14,489
Effect of translation adjustments on cash and cash equivalents	24	(7)

Cash and cash equivalents at the end of the period	4,736	6,524

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025

Note 1 - General

Reporting entity

A.	Purple Biotech Ltd. (hereinafter: the “Company” or “Purple”) is a clinical-stage Company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219, and CAPTN-3. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. CAPTN-3 is a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment. The third arm specifically targets the Tumor Associated Antigen (TAA). IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness, and poor clinical outcomes.

The Company was incorporated in Israel as a private Company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July 2013, the Company acquired shares of Kitov Pharma Ltd. from its shareholders, in exchange for the Company’s shares. In December 2020 the Company changed its name from Kitov Pharma Ltd. to Purple Biotech Ltd.

B.	The Company’s securities (American Depository Shares (“ADS”)) were listed for trading on the NASDAQ in November 2015. Each ADS represents 200 ordinary shares with no par value following a reverse split on August 23, 2020 and September 17, 2024. Each 200 warrants enable the purchase of 1 ADS.

The Company’s address is 4 Oppenheimer St., Science Park Rehovot 7670104 Israel.

C.	In January 2017, the Company acquired the majority of shares of TyrNovo Ltd. (hereinafter: “TyrNovo”). During 2018, the Company acquired additional shares of TyrNovo from various minority shareholders.

In January 2020, the Company acquired 100% of FameWave Ltd. (hereinafter “FameWave”).

On October 28, 2021, the Company established a fully owned subsidiary Purple Biotech GmbH (hereinafter “Purple GmbH”) which is currently in dissolving process following the termination of its activities in Switzerland.

In February 2023, the Company acquired 100% of Immunorizon Ltd. (hereinafter “Immunorizon”).

The Company together with TyrNovo, FameWave, Immunorizon and Purple GmbH are referred to, in these consolidated financial statements, as “the Group”.

D.	Since incorporation through June 30, 2025, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated loss of USD 146.2 million. The Group has financed its operations mainly through private and public financing rounds. Through June 30, 2025, the Company raised a total of USD 109.2 million net of issuance expenses.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025

Based on the projected cash flows and current cash balances, management currently is of the opinion that its existing cash will be sufficient to fund operations for at least the next 12 months. Subsequently, management’s plans include pursuing out licensing, alternative financing arrangements, or reducing expenditures as necessary to meet the Company’s future cash requirements.

However, there is no assurance that, if required, the Company will be able to raise additional capital when needed, on favourable terms, or at all or reduce discretionary spending to provide the required liquidity.

E.	Following the brutal attacks on Israel, the mobilization of army reserves and the Government declaring a state of war (“Iron Swords” war) in October 2023, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the shekel.

Any hostilities involving Israel, or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect the Company’s operations and results of operations and could make it more difficult for the Company to raise capital. Both CM24 and NT219 are manufactured by service providers outside of Israel. Most of the research and development work is being conducted by third-party entities outside of Israel. However, a prolonged war can cause disruptions or delays to activities performed in Israel, as the result of shortage of staff, resulting in an adverse effect on the Company’s business, financial condition and results of operation.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effects on Company’s business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt Company’s business and operations, interrupt the sources and availability of supply and hamper the ability to raise additional funds or sell Company’s securities, among others.

Note 2 - Basis of Preparation

A.	Statement of compliance with International Financial Reporting Standards

These consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2024 (hereinafter - “the Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last Annual Financial Statements.

These condensed consolidated interim financial statements were approved for issue by the Group’s Board of Directors on August 5, 2025.

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025

B.	Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the Annual Financial Statements.

Note 3 - Material Accounting Policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its Annual Financial Statements.

Note 4 - Capital and reserves

During the reported periods, the following shares were issued:

	For the six months ended
	June 30, 2025	June 30, 2024
	Number of ADS in thousands
Opening balance	2,586	1,261
Issuance of ADSs (1)	248	180
Vesting of RSUs	5	9

	2,839	1,450

(1)	During the period of January until June 2025, the Company issued under the ATM program 248 thousand ADSs.

During the six months period ended June 30, 2025, the total gross proceeds from ADS issuance were 664 thousand USD (936 thousand USD for the six months period ended June 30, 2024). The issuance costs for the period were 27 thousand USD (2024 - 37 thousand USD).

Purple Biotech Ltd.

Notes to Condensed Consolidated Unaudited Interim Financial Statements as of June 30, 2025

Note 5 - Financial Instruments

Financial instruments measured at fair value

Fair value hierarchy of financial instruments measured at fair value:

	June 30, 2025
	Level 1	Level 2	Level 3	Total
	USD thousands
Financial asset and liabilities
Securities	-	-	326	326
Financial liability of the July 2024 warrants, net	-	-	267	267

Financial liability- warrant

Balance as of January 1, 2025	1,149
Revaluation	(882)
Balance as of June 30, 2025	267

Financial instrument	Valuation method determining fair value	Significant unobservable inputs

For the period ended June 30, 2025
Warrant	Black - Scholes	expected term	1.01, 4.01 years
		expected volatility	154.03%-99.15%
		annual risk free interest	3.96%-3.84%
		dividend yield	0%

For the period ended June 30, 2024
Warrant	Black - Scholes	expected term	4.8 years
		expected volatility	94.53%
		annual risk free interest	4.44%
		dividend yield	0

Convertible debt instrument		DLOM	11.7%

Note 6 - Share-based payments

During the three-months period ended on June 30, 2025, share-based payments amounting to a total value of 26 thousands USD were granted.

During the six and three-month period ended on June 30, 2025 the Company recorded gross expenses of USD 152 thousand and USD 59 thousand, net of expenses forfeited for employees who left amounting to USD 12 thousand and USD 0 thousand, respectively.